[redacted] GROUP

07026854

RECEIVED

2007 SEP 21 A 7:23

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 18. September 2007

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

PROCESSED
SEP 2 6 2007
THOMSON
FINANCIAL

Enclosures

18 September 2007

18.09.2007 Prof Dr Klaus Pohle - Notifications concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

dlw 9/21

Hypo Real Estate
GROUP

open content
Directors' Dealings

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17.09.2007 - Prof Dr Klaus Pohle

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	18.09.2007
Name of the person subject to the disclosure requirement:	Prof. Dr. Klaus Pohle
Person performing managerial responsibilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the supervisory board
Description of financial instrument:	discount certificate 19.12.2008 Hypo Real 44 (UBS AG Ldn.)
ISIN / WKN of financial instrument:	DE000UB7MM53
Type of transaction:	Buy
Date of transaction:	17/09/2007
Place of transaction:	EUWAX Stuttgart
Currency:	EUR
Price:	32.34
Number of items:	7500
Total amount traded:	242500
In case of derivatives	
Description of underlying financial instrument ISIN / WKN:	Shares of Hypo Real Estate Holding AG DE0008027707 / 802770
Strike price:	44 EUR
Price multiplier:	
Expiration date:	19.12.2008
Explanation for publication:	
Issuer	Hypo Real Estate Holding AG Unsoeldstrasse 2 80538 Muenchen Germany ISIN: DE0008027707 (MDAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, München, Stuttgart; Wien (Standard Continuous)

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Hypo Real Estate
HOLDING

END